

Mail Stop 3561

November 17, 2015

Via E-mail
Mr. Layle K. Smith
Chief Executive Officer
Noranda Aluminum Holding Corporation
801 Crescent Centre Drive
Suite 600
Franklin, TN 37067

> **Re:** **Noranda Aluminum Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-34741**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Business, page 6
St. Ann Bauxite Mining Operation, page 8

1. We note the asset valuation for your bauxite operations amounts to $150 million or 11.4% of your total asset valuation of $1,318 million, which may be considered material. If these mining facilities are material, additional disclosure for your bauxite facilities will be required to conform to Industry Guide 7. Should you disagree with this materiality determination, please provide your explanation or assessment that supports your position or provide the additional disclosure as indicated by the following comments in your future filings.

2.   In future filings, please disclose the following information for each of your mining properties:

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3.   In future filings, please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

4. In future filings, please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Adjusted EBITDA, page 50</u>

5.   You disclose that management uses Adjusted EBITDA as a liquidity measure rather than as a performance measure. Please tell us why you do not include a prominent presentation of the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. See CD&I Question 102.06. If you determine you will revise your presentation in future filings please provide us with the proposed disclosure in your response.

6.   In view of management's use of Adjusted EBITDA as a liquidity measure please tell us your basis for excluding charges or liabilities that required, or will require, cash settlement. Please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

<u>Financial Statements and Supplementary Data, page 55</u>

<u>Notes to the Consolidated Financial Statements, page 64</u>
<u>Note 21 – Subsidiary Issuers of Guaranteed Notes, page 108</u>

7.   We note your disclosure indicating that the Acquisition Notes are fully and unconditionally guaranteed on a joint and several basis by Noranda Holdco and the existing and future wholly owned domestic subsidiaries of Noranda Acquisition Co. Please revise to clarify whether these wholly-owned subsidiaries are 100% owned subsidiaries. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler at (202) 551-3718 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining